SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*

                            Electric Fuel Corporation
                            -------------------------
                                (Name of Issuer)

                          Common Stock $0.01 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                   284871-10-0
                                 --------------
                                 (CUSIP Number)

      Steven M. Plon, Esquire, Buchanan Ingersoll Professional Corporation Eleven Penn Center, 14th Floor, Philadelphia, PA 19103, (215) 665-3608
     ----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 26, 2000
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the claim of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d1(a) for other parties to whom copies are to be sent.

*The remainder of this coverage page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that action of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following page(s)


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CUSIP No. 284871-10-0                                          Page 1 of 4 Pages
-------------------------                                      -----------------

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1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                       Leon S. Gross S.S. No. ###-##-####
--------------------------------------------------------------------------------

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)
                                                                  --------------

                                                                  (b)
                                                                  --------------

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3.        SEC USE ONLY
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4.        SOURCE OF FUNDS*  PF
--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States of America
--------------------------------------------------------------------------------
                            7.     SOLE VOTING POWER
NUMBER OF                                            4,072,202
SHARES                      [includes 125,000 warrants to purchase common stock]
BENEFICIALLY                ----------------------------------------------------
OWNED BY                    8.     SHARED VOTING POWER
EACH                                                175,000
REPORTING                   ----------------------------------------------------
PERSON                      9.     SOLE DISPOSITIVE POWER
WITH                                                 3,392,202
                            ----------------------------------------------------
                            10.    SHARED DISPOSITIVE POWER
                                   855,000 [140,000 shares are subject to a
                                   Security Agreement and 175,000 are held
                                   jointly as a Co-Trustee of the Rose Gross
                                   Charitable Foundation].
--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  4,247,202 [includes 125,000 warrants to purchase common stock]
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27% of
          the issued and outstanding stock(1)
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*
                   IN
--------------------------------------------------------------------------------
(1) Based upon 15,699,585 shares of common stock outstanding upon the closing of the 1999 Private Placement and assuming exercise of warrants to purchase 125,000 Shares held by Mr. Gross.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                               Page 2 of 4 Pages
                                                               -----------------

                        AMENDMENT NO. 11 TO SCHEDULE 13D

     This Amendment No. 11 is to the Schedule 13D originally dated February 23, 1996, as amended by the First Amendment to Schedule 13D dated April 30, 1996, the Second Amendment to Schedule 13D dated September 1, 1996, the Third Amendment to Schedule 13D dated October 11, 1996, the Fourth Amendment to
Schedule 13D dated December 27, 1996, the Fifth Amendment to Schedule 13D dated May 12, 1997, the Sixth Amendment to Schedule D dated December 3, 1997, the Seventh Amendment to Schedule 13D dated September 28, 1998, the Eighth Amendment to Schedule 13D dated October 14, 1999, the Ninth Amendment to Schedule 13D dated October 28, 1999, and the Tenth Amendment to Schedule 13D dated January 12, 2000 (the "Existing Schedule 13D"), is being filed by the undersigned in accordance with Rule 13d-2(a) of the general rules and regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and amends the Existing Schedule 13D to the extent set forth below. Terms defined in the Existing Schedule 13D are used herein as so defined.

Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

Amend Item 3 of the Existing Schedule 13D by adding the following paragraph:

     Mr. Gross acquired 221,198 of his Shares as a result of his cashless exercise of a Warrant for 250,000 Shares on June 26, 2000. The Shares represented by the Warrant had an exercise price of $312,500, or $1.25 per Share. Pursuant to the terms of the Warrant, Mr. Gross surrendered his right to 28,802 of the Shares in his cashless exercise of the Warrant, for a net acquisition of 221,198 Shares.

Item 5.  Interest in Securities of the Issuer.
---------------------------------------------

The third paragraph of Items 5(a) and (b) of the Existing Schedule 13D is hereby amended to read as follows:

     Mr. Gross beneficially owns 4,247,202 Shares, or 27% of the Common Stock outstanding following the 1999 Private Placement (based upon 15,728,387 shares of common stock outstanding upon the closing of the 1999 Private Placement and assuming the exercise of warrants to purchase 125,000 Shares held by Mr. Gross). Of the 4,247,202 Shares beneficially owned by him, Mr. Gross has the sole power to vote 4,072,202 Shares, assuming the exercise of warrants to purchase 125,000 Shares. The remaining 175,000 Shares are held jointly by Mr. Gross and Lawrence
M. Miller in their capacities as Co-Trustees of the Rose Gross Charitable Foundation (the "Foundation"), a charitable foundation founded by Mr. Gross by Agreement of Trust dated May 28, 1997. Mr. Gross has sole power to dispose of all Shares beneficially owned by him, except for (i) rights as to disposition for a total of 140,000 Shares granted to Madison Bank under a Security Agreement, (ii) the 175,000 Shares owned by the Foundation and (iii)

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                                                               Page 3 of 4 Pages
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540,000 Shares which are held in a margin account with Salomon Smith Barney. To the best of Mr. Gross' knowledge, except as expressly set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds of the sale of, the Shares held by him.

Items 5(c) of the Existing Schedule 13D is hereby amended by adding the following paragraphs:

     (c) On June 26, 2000, Mr. Gross acquired 221,198 Shares as a result of a cashless exercise of the Warrant at an exercise price of $1.25 per share. Pursuant to the terms of the Warrant, Mr. Gross elected to surrender his right to 28,802 Shares as payment for the Shares being acquired. The 28,802 shares had a fair market value of $312,500 on the date of the exercise and represented the exercise price.

Item 6. Contracts, Arrangements, Understanding or Relationship with Respect to
        ----------------------------------------------------------------------
Securities of the Issuer.
-------------------------

Item 6 of the Existing Schedule 13D is hereby amended by adding the following paragraphs:

     (b) In June, 2000, Mr. Gross opened a margin account and entered into a client agreement and a loan agreement with Salomon Smith Barney. Mr. Gross deposited 540,000 Shares in the Salomon Smith Barney margin account.

     (c) Since the filing of the Existing Schedule 13D, Mr. Gross and Electric Fuel Corporation executed Amendment No. 1 to the Common Stock Purchase Warrant (the "Amendment"). The Amendment gave Mr. Gross the ability to perform a cashless exercise of the Warrant.

Item 7.  Material to be Filed as Exhibits.
-----------------------------------------

Exhibit 99.1 - Amendment No. 1 to the Common Stock Purchase Warrant

Exhibit 99.2 - Salomon Smith Barney Client Agreement

Exhibit 99.3 - Loan Agreement with Salomon Smith Barney

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                                                               Page 4 of 4 Pages
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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 7, 2000
-----------------------------------------------------
Date

/s/ Leon S. Gross
-----------------------------------------------------
Leon S. Gross